2025 REPORT

Exes of Christmas Past Feature Film


EXES OF CHRISTMAS PAST
STARRING
BRITTANY UNDERWOOD
AND
ALEX TRUMBLE
12 DARES OF CHRISTMAS
A ROYAL CHRISTMAS
2nd CHANCE CHRISTMAS
A MISSED CONNECTION
Wedding Wish
LUCKY HEARTS

LETTER REPORT CARD FINANCIALS THANKS DETAILS SAY HELLO

Dear investors,

This production was such a labor of love for Eliza and I. Your support--through investment, through goodwill, through the spreading awareness of its availability--has meant everything to us. Every time we've been lucky enough to see it with a group of people they talk about the warmth of the characters, the humor, and how the movie reflects a heartwarming view of family and friends gathering for the holidays that really works. We couldn't be prouder of the movie we all made together, and it's all thanks to you.

We need your help!

The best thing we can do now is spread awareness of the film as much as possible when it lands on Prime Video for Christmas in July and to really push it when the holiday season of 2026 rolls around. Whether it be through

social media platforms like Instagram and Facebook or encouraging your library to get the movie on DVD, any "grassroots" promotion is our best bet for getting as many eyes as possible on this heartwarming movie, and more eyeballs means a faster return on investment.

Sincerely,

Jacob Jarvi

Director/Co-Writer/Editor/Producer

Eliza MT Jarvi

Manager

How did we do this year?

REPORT CARD



A-

☺ The Good	☹ The Bad
We made it through production and post on EXES OF CHRISTMAS PAST just under budget.	We had high hopes of landing an exclusive deal with Hulu/Disney+, but they went very light on holiday exclusives this year.
We were able to finish the film in time to get it on streaming services for the 2025 holiday season.	We could have had better placement on the streaming platforms we landed on.
We were able to raise awareness of the movie throughout the season	

the movie throughout the season
with some nicely shared social
media content.

2025 At a Glance

January 1 to December 31



$284,910
Revenue



$0
Net Profit



$413,893
Short Term Debt



$346,000
Raised in 2025



$1,189
Cash on Hand
As of 03/25/25

We ❤ Our 122 Investors

Thank You For Believing In Us

Andre Harrell	John Harty Brandenburg	John Machacek	BENJAMIN STARK	Mohamed Omar Sharief	Craig Benzine
Zackary Tanner	Eric Schendel	Amelia Burger	Keith Zimmerman	Esther Dodson	Brent Kutz
Kurtis Eckstein	Joe Kowalski	Caleb From The Real...	Jasmin Gentry	Jordan Dossey	Melissa Park
Nathaniel Chapman	Brice Shatzer	Adrian Najar	Stephen Kristof	Johannes Wiberg	Brad Anderson
Samuel Sells	Alex Negri	Daniel Alexander	Jillian Chapman	Steven Scott	Robert Cassidy
Ding Ding	Jason Bechard	Judy Sutton Taylor	Stephen Parker	Steve Clarke	Juliana Hahn
Deryl Zimmerer	Homer Hanna	Mike And Donna Jarvi	Martha Stroud	John Mistretta	Michael Auerbach
Edgar Rivera	Donna Hornstein	Matthew Stacy	Susan Guerino	Prakash Bhambhani	Thierry Van Leuven

Emma Archibald
Mike Riedmueller
Taylor S Gilster-Call
Stephen Eagle
William Johnson, IV
Shawn Butts
Richard White
Genevieve Riccardelli
Lawrence Reece
Alyssa Benson
John Bender

Martinus Booister
Bentley Davis
Hannah Paster
Marina Mikhaylova
Andrew Lee Rutherford
Christopher Hoadley
Jordan Gray
Andrew and Jacqueline...
Shawna Mcgaffigan
Conor Jensen
Ryan Thomas

Leslie Salrin
Mohammed Zakaria
Gary Ginn
Sofia Grost
Prashant Shinde
Michael Simison
Rich Noffsinger
Glennetta Johnson
Michael Lipschultz
Sebastien B
Jared Hixenbaugh

Steven Markley
Osher Lerner
Russell Caldwell
Ronald Curtis Grace
Debbie Pryse
Robert Jones
Garrett Buck
Kyle Foster
Mike Jarvi
Austin R Barrett
Samuel Velez

Finlay Cassie
Janel Christensen
Alexander McCutcheon
Richard Henrichs
Jonathan Hendrickson
Scott Hall
Rebecca Eby
Nicholas Charlton
Martha O'Hara
Ian Robinson
Sara Rothwell

Renee Grassi
George Hinkes
Quincy Irmiter
John Maloney
Cory Anderson
Jeff Mettert
L. And R. Nichols-Burns
Jordan Drake
Zachary Zeman
Max Gruebner

Thank You!

From the Exes of Christmas Past Feature Film Team



Jacob Jarvi

Director/Co-Writer/Editor/Producer

Jake shoots and edits every video on the Rob Scallon YouTube channel with more than 2.5 million subscribers and over 571 million video views. He wrote and directe...



Eliza Toser

Co-Writer/Producer

Haunt Season's Producer and Production Manager finally gets to bring her lifelong love of romantic fiction to the page marrying the popular "big city girl returns home...



Chris Charles

Executive Producer

Chris and longtime collaborator John W. Bosher co-founded Throughline Films and its holiday label, Very Merry



John Bosher

Executive Producer

John and longtime collaborator Chris Charles co-founded Throughline Films and its holiday label, Very Merry

holiday label, very Merry...   holiday label, very Merry...

Details

The Board of Directors

Director	Occupation	Joined
Eliza MT Jarvi	Head of Youth Services @ Lake Bluff Public Library	2024
Jacob Jarvi	Head of Video Production & Video Editing @ RS Music LLC	2024

Officers

Officer	Title	Joined
Eliza MT Jarvi	Co-Writer/Producer	2024
Jacob Jarvi	Director/Co-Writer/Editor/Producer	2024

Voting Power ❓

Holder	Securities Held	Voting Power
Jacob Jarvi	Membership interests	50.0%
Eliza MT Jarvi	Membership interests	50.0%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
02/2025	$2,000		Other
03/2025	$100,000	Revenue Share Agreement	Regulation Crowdfunding
04/2025	$50,000		Section 4(a)(2)
04/2025	$70,000		Other
05/2025	$124,000		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
Jacob Jarvi	02/25/2025	$2,000	$2,000 ❓	%		Yes
Happy Dance Productions, Inc. ❓	04/17/2025	$70,000	$0 ❓	%		Yes

Related Party Transactions

None

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Warrants:	0		
Options:	0		

Form C Risks:

Cost overruns – the costs of producing motion pictures are often underestimated and may be increased by reason of factors beyond the control of the producers. Such factors may include weather conditions, illness of technical and artistic personnel, artistic requirements, labor disputes, governmental regulations, equipment breakdowns, and other production disruptions. While the company intends to engage production personnel who have demonstrated an ability to complete films within the assigned budget, the risk of a film running over budget or of not being completed is always significant and may have a substantial adverse impact on the profitability of the picture.

Long-term project – the production and distribution of a motion picture involves the passage of a significant amount of time. Distribution and exhibition of motion pictures generally and of the picture may continue for years before gross proceeds or net proceeds (as defined herein) may be generated, if at all.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Investment in film, by nature, is a high-risk investment. The industry is constantly shifting and changing and business models that work for one film, may not necessarily work for another one. The performance of a film often depends on external forces, outside of the control of the company.

Limited operating history – the company has been in existence for a very short period of time, and is subject to all the risks incident to the creation and development of a new business, including the absence of a history of operations and minimal net worth. Furthermore, the company has limited experience producing a full-length motion picture. The company and the managers have, and will continue to, endeavor to employ or otherwise retain the services of those persons with the skills necessary to successfully produce and distribute a full-length feature film, but no assurances can be given that they will be successful in these efforts.

Critical and Audience Reception - Our film, like most others, will heavily rely on how it's received by others. If our film receives mixed to bad responses it will inherently make it more difficult to make a profit. Our entire team is confident in our project but even crews with the best of intentions can sometimes miss the target. Having said that holiday romance is one of the few genres that can survive mixed reviews as it has a built-in fan base with drastically different taste than critics and general audiences.

Jacob Jarvi and Eliza Toser are part-time officers. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Working capital requirements and the potential need for additional financing –there is no assurance that unforeseen events will not occur, resulting in the need to raise additional funds beyond what the company and the managers project. Furthermore, companies with limited operating histories do not always use capital in the most efficient manner. Thus, the company and the managers may need to raise additional capital to fund future operations and to satisfy future capital requirements of the company. The failure to raise any additional needed funds could have a material adverse effect on the company and the managers.

In addition, it is anticipated that raising additional funds will result in additional dilution of each offeree's investment. Subject to the terms of the agreement, though the company and the managers do not anticipate that additional financing will need to be obtained, there can be no assurance that additional capital will not be needed.

Loss on dissolution or termination – in the event of a dissolution or termination of the company, the proceeds realized in the liquidation of assets, if any, will be distributed to the members only after the satisfaction of claims of creditors. Accordingly, the ability of a member to recover all or any portion of his or her or its investment under such circumstances will depend on the amount of funds so realized and the amount of claims to be satisfied therefrom.

Income tax consequences – there are various risks associated with the federal income tax aspects of an investment in the company which should be carefully considered by each prospective investor to determine whether an investment in the company is suitable for such prospective investor. Each prospective investor is urged to consult his or her or its own tax advisor with respect to the federal (as well as state and local) income tax consequences of an investment in the company.

Industry changes – neither the managers nor the company can predict the effect that rapid technological change, emerging distribution channels or alternative forms of entertainment may have on the company, the managers or the motion picture industry. The entertainment industry in general, and the motion picture industry in particular, continue to undergo significant changes, primarily due to technological developments. Due to rapid growth of technology and shifting consumer tastes, neither the managers nor the company can accurately predict the overall effect that technological growth or the availability of alternative forms of entertainment may have on the potential revenue from and profitability of the picture. In addition, certain outlets for the distribution of motion pictures may not obtain the public acceptance that is or was previously predicted. If certain distribution channels are accepted by the public, neither the managers nor the company can assure offerees that the company will be successful in exploiting such channels. Moreover, to the extent that other distribution channels gain popular acceptance, it is possible that demand for existing distribution channels, such as DVDs, will decrease. If the company is unable to exploit new distribution channels to the same extent expected as existing channels. Company's business, operations or financial condition could be materially adversely affected.

An investor who purchases interests in the company should be aware that the investment in the company is highly speculative and that such investor risks losing his, her or its entire investment.

Managers' conflicts of interest – the managers are not required to render exclusive services in connection with the picture or the company. The managers, the production team and the talent have interests in a variety of activities other than acting as managers to the company, including involvement with the production of other films. In addition, the managers, the production team and the talent may organize companies that are similar to the company in the future. The managers may be principals in, or have profit interest in, the company. Accordingly, conflicts of interest may arise in the allocation of the managers', the production team's and/or the talent's time between the company and one or more of these other activities. Additionally, the managers may enter into services agreements with the company. The terms of such agreement may not be the result of an arms-length transaction, but be considered to be equal to, or less than, industry standards for the associated services rendered to the company.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the unitholders may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The unitholders have the right to redeem their securities at any time. Unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ❓ ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to ❓ a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby. In the future, we will perform valuations of our common units that take into account factors such as the following:

unrelated third party valuations of our common units;
the price at which we sell other securities, such as convertible debt or preferred units, in light of the rights, preferences and privileges of our those securities relative to those of our common units;
our results of operations, financial position and capital resources;
current business conditions and projections;
the lack of marketability of our common units;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

First Snow LLC

Illinois Limited Liability Company
Organized December 2024
0 employees
1348 Sunrise Lane
Gurnee IL 60031 https://www.youtube.com/@jakejarvi

Business Description

Refer to the Exes of Christmas Past Feature Film profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Exes of Christmas Past Feature Film is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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